SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             ----------------------

                              JPS PACKAGING COMPANY
                       (Name of Subject Company (Issuer))

                         JPS ACQUISITION, INC. (Offeror)

                   PECHINEY PLASTIC PACKAGING, INC. (Offeror)
                       (Name of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    46623H102
                      (CUSIP Number Of Class Of Securities)

                          MIKE HOOVER, GENERAL COUNSEL
                           8770 WEST BRYN MAWR AVENUE
                                 MAIL SUITE 06H
                          CHICAGO, ILLINOIS 60631-3542
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)
                             ----------------------

                                 WITH A COPY TO:

                               ROBERT BOUMA, ESQ.
                             MCDERMOTT, WILL & EMERY
                              227 W. MONROE STREET
                             CHICAGO, ILLINOIS 60606
                            TELEPHONE: (312) 372-2000


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
 Transaction valuation: Not Applicable      Amount of filing fee: Not Applicable

--------------------------------------------------------------------------------


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:   Not applicable. Filing Party: Not applicable.
         Form or Registration No.: Not applicable. Date Filed:   Not applicable.

[X]      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------

Exhibits

Exhibit Number                      Description
--------------                      -----------

1                                   Press Release dated October 16, 2000.



INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ BOTH THE TENDEROFFER DOCUMENTS AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THETENDER OFFER REFERRED TO IN THIS PRESS RELEASE, WHEN THEY BECOME AVAILABLE,BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER DOCUMENTSWILL BE FILED BY CEMEX WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION,AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE FILED WITH THE COMMISSION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPYOF THESE DOCUMENTS AND OTHER RELATED MATERIAL FILED WITH THE COMMISSION AT WWW.SEC.GOV.